File No 82-34731

GAMBRO®

PRESS RELEASE
May 30, 2006

DaVita has notified Gambro that it is terminating the Alliance and Product Supply Agreement

DaVita has notified Gambro that it is terminating the Alliance and Product Supply Agreement dated as of October 5, 2005, among DaVita, Gambro AB and Gambro Renal Products, Inc.. The agreement was signed as a part of the agreement to divest Gambro's dialysis clinics business in the U.S., Gambro Healthcare U.S., to DaVita Inc.

The reason given by DaVita for its notice of termination is primarily related to the inability of Gambro Renal Products to provide DaVita with monitors due to the Import Alert related to the Warning Letter issued by the FDA in January 2006. Gambro does not believe the company's performance to date has in any way resulted in a breach in the Agreement. The Supply Agreement provides for a cure period of ninety days following notice, accordingly Gambro has a time period to respond to DaVita's raised issues.

"We view our relationship as a partnership and it is important to us that our arrangements will be mutually beneficial. Gambro is committed to being flexible where possible to address the concerns voiced by DaVita" says Gambro President and CEO Sören Mellstig.

Gambro is fully committed to resolve this situation, using the existing mechanisms under the Agreement. "Our goal has been and will continue to be to insure that DaVita's needs are met today and in the future." says Jon Risfelt, President Gambro Renal Products.

The supply agreement is important for the development of Gambro Renal Products and DaVita is a key customer. It's today too early to give any indication on possible financial impact.

For further information please contact:
Paula Treutiger, Vice President, Corporate Communications, tel. +46-8-613 65 99, +46-73-366 65 99
Sophie Monsén, Manager, Investor Relations, Corporate Finance, tel. +46-8-613 65 02, +46-73-366 65 02
Kevin Smith, President Gambro Inc., Investor Relations US, tel. +1-303 231 4750

Gambro is a global medical technology company with related services and has leading positions in renal care - services and products - and blood component technology. Gambro Renal Products develops and supplies hemodialysis, peritoneal dialysis, and acute renal and liver dialysis products, therapies and services. Gambro Healthcare is a provider of end-stage renal disease treatment and patient care. Gambro BCT develops and provides blood collection, apheresis and cell therapy products and services.

Gambro AB
A public company (publ)
Reg no. 556041-8005
Jakobsgatan 6, PO Box 7373
SE-103 91 Stockholm
Sweden
Tel +46 8-613 65 00
Fax +46 8-611 28 30
info@gambro.com
www.gambro.com

dw 6/22



PRESS RELEASE
June 2, 2006

Gambro acquires clinics in Lithuania

Gambro Healthcare announced today that it has started operations in Lithuania by acquiring 11 clinics with about 300 patients. Gambro Healthcare will through this major acquisition broaden its market presence and take a further step into the Baltic States, an important emerging market.

"I am very happy with this acquisition, which from the start gives us a strong presence in the Lithuanian market. It is an important strategic move, in line with our growth ambitions and is also a step to strengthen Gambro's overall position in emerging markets," says Bo-Inge Hansson, President Gambro Healthcare.

The Lithuanian dialysis services market comprises of approximately 1, 200 patients, whereof half are treated in the private sector and the remainder in public hospitals. The market shows a lower prevalence of patients with chronic kidney disease than many other markets in Europe and is therefore expected to show a good growth.

The clinics will be consolidated from June 1, 2006. The acquisition is expected to have a limited financial impact on a Gambro group level but is important from a strategic point of view.

Gambro Healthcare is one of the world's leading provider of renal care services, and offer a full range of end-stage renal disease treatment and patient care. With this acquisition Gambro Healthcare now operates in 15 countries and treats some 12 000 patients in about 160 clinics.

For further information please contact:
Paula Treutiger, Vice President, Corporate Communications, tel. +46-8-613 65 99, +46-73-366 65 99
Sophie Monsén, Manager, Investor Relations, Corporate Finance, tel. +46-8-613 65 02, +46-73-366 65 02
Kevin Smith, President Gambro Inc., Investor Relations US, tel. +1-303 231 4750
Annika Wolder, Manager Internal Communications, Gambro Healthcare, tel. +46-46-16 91 12, +46 734-16 91 12

Gambro is a global medical technology company with related services and has leading positions in renal care - services and products - and blood component technology. Gambro Renal Products develops and supplies hemodialysis, peritoneal dialysis, and acute renal and liver dialysis products, therapies and services. Gambro Healthcare is a provider of end-stage renal disease treatment and patient care. Gambro BCT develops and provides blood collection, apheresis and cell therapy products and services.

Gambro AB
A public company (publ)
Reg no. 556041-8005
Jakobsgatan 6, PO Box 7373
SE-103 91 Stockholm
Sweden
Tel +46 8-613 65 00
Fax +46 8-611 28 30
info@gambro.com
www.gambro.com

GAMBRO®

PRESS RELEASE
June 05, 2006

Notice of Extraordinary Meeting of Gambro AB, June 21, 2006

In accordance with the listing agreement with Stockholmsbörsen AB (the Stockholm Stock Exchange), Gambro AB hereby also announces, by issuing a press release, the content of the notice concerning Gambro's extraordinary shareholders' meeting.

Attachment: Notice of Gambro's Extraordinary Shareholders' Meeting.

For further information please contact:
Paula Treutiger, Vice President, Corporate Communications, tel. +46-8-613 65 99, +46-73-366 65 99
Sophie Monsén, Manager, Investor Relations, Corporate Finance, tel. +46-8-613 65 02, +46-73-366 65 02

Gambro is a global medical technology company with related services and has leading positions in renal care - services and products - and blood component technology. Gambro Renal Products develops and supplies hemodialysis, peritoneal dialysis, and acute renal and liver dialysis products, therapies and services. Gambro Healthcare is a provider of end-stage renal disease treatment and patient care. Gambro BCT develops and provides blood collection, apheresis and cell therapy products and services.

Gambro AB
A public company (publ)
Reg no. 556041-8005
Jakobsgatan 6, PO Box 7373
SE-103 91 Stockholm
Sweden
Tel +46 8-613 65 00
Fax +46 8-611 28 30
info@gambro.com
www.gambro.com

GAMBRO®

PRESS RELEASE
June 05, 2006

EXTRAORDINARY SHAREHOLDERS' MEETING IN GAMBRO AB

The shareholders of Gambro AB (publ) are hereby summoned to the extraordinary shareholders' meeting at Wednesday, 21 June 2006, 10:00 AM at Kammarsalen, entrance: Berns Konferens, Berzelii Park, Stockholm.

Notification

Shareholders who wish to participate in the shareholders' meeting shall

firstly be included in the shareholders' register maintained by VPC AB on Thursday, 15 June 2006;

secondly notify the company of their participation not later than noon Thursday, 15 June 2006 by mail to Gambro AB, Box 7373, SE-103 91 Stockholm, Sweden or by telephone +46-8-613 65 66 or by fax +46-8-613 65 78 or on the company's website, www.gambro.com, at which time assistants, if any, shall also be notified of.

Nominee shares

Shareholders whose shares have been registered in the name of a bank trust department or with a private securities broker must temporarily re-register their shares in their own names in the shareholders' register maintained by VPC AB to be entitled to participate in the shareholders meeting. Shareholders must inform their nominee of such re-registration well before 15 June 2006, when such re-registration must have been completed.

Proxy

Shareholders represented by proxy shall issue a written and dated power of attorney for the proxy. If the power of attorney is issued on behalf of a legal entity, a certified copy of a registration certificate for the legal entity shall be appended. The power of attorney and the registration certificate may not be older than one year. The power of attorney in original and, when applicable, the registration certificate, should be submitted to Gambro AB, Box 7373, 103 91 Stockholm well in advance of the shareholders meeting.

Agenda

1. Opening of the meeting
2. Election of chairman at the meeting
3. Preparation and approval of the voting list
4. Approval of the agenda
5. Election of one or two persons to verify the minutes

6. Determination whether the meeting has been duly convened
7. Determination of the number of directors and deputy directors of the board that the shareholders' meeting shall appoint
8. Determination of the remuneration to the board of directors
9. Election of the chairman, the directors and the deputy directors of the board
10. Closing of the meeting

Proposal for resolutions regarding Items 2 and 7- 9

Proposals for resolutions regarding Items 2 and 7 – 9, i.e. election of chairman at the meeting, determination of the number of directors and deputy directors of the of the board, determination of the remuneration to the board of directors and election of the chairman, the directors and the deputy directors of the board will be published in a press release as soon as such proposals are available.

Stockholm June 2006

THE BOARD OF DIRECTORS